FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Interest receivable	21,410	22,776	5,234	5,371	5,612
Interest payable	(8,731)	(8,567)	(2,160)	(2,294)	(2,032)

Net interest income	12,679	14,209	3,074	3,077	3,580

Fees and commissions receivable	6,384	8,193	1,590	1,452	2,052
Fees and commissions payable	(1,460)	(2,211)	(573)	(304)	(449)
Income from trading activities	2,701	4,517	(238)	957	364
Gain on redemption of own debt	255	553	(1)	1	-
Other operating income (excluding insurance premium income)	4,122	1,479	205	2,384	1,003
Insurance net premium income	4,256	5,128	981	1,036	1,272

Non-interest income	16,258	17,659	1,964	5,526	4,242

Total income	28,937	31,868	5,038	8,603	7,822

Staff costs	(8,678)	(9,671)	(1,993)	(2,076)	(2,194)
Premises and equipment	(2,451)	(2,402)	(674)	(604)	(709)
Other administrative expenses	(4,931)	(3,995)	(1,296)	(962)	(1,048)
Depreciation and amortisation	(1,875)	(2,150)	(513)	(485)	(546)
Write-down of goodwill and other intangible assets	(91)	(10)	(91)	-	(10)

Operating expenses	(18,026)	(18,228)	(4,567)	(4,127)	(4,507)

Profit before insurance net claims and impairment losses	10,911	13,640	471	4,476	3,315
Insurance net claims	(2,968)	(4,783)	(529)	(734)	(1,182)
Impairment losses	(8,709)	(9,256)	(1,918)	(1,738)	(2,141)

Operating (loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)
Tax (charge)/credit	(1,250)	(634)	186	(791)	3

(Loss)/profit from continuing operations	(2,016)	(1,033)	(1,790)	1,213	(5)
Profit/(loss) from discontinued operations, net of tax	47	(633)	10	6	55

(Loss)/profit for the period	(1,969)	(1,666)	(1,780)	1,219	50
Non-controlling interests	(28)	665	(18)	7	(38)
Preference share and other dividends	-	(124)	-	-	-

(Loss)/profit attributable to ordinary and B shareholders	(1,997)	(1,125)	(1,798)	1,226	12

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Diluted (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Basic (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/earnings per ordinary and B shares from discontinued operations	-	-	-	-	-

In the income statement above, one-off and other items as shown on page 17 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 10 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,969)	(1,666)	(1,780)	1,219	50

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	2,258	(389)	(107)	996	(1,132)
Cash flow hedges	1,424	1,454	124	939	(353)
Currency translation	(440)	81	(117)	(22)	34
Actuarial (losses)/gains on defined benefit plans	(581)	158	(581)	-	158

Other comprehensive income/(loss) before tax	2,661	1,304	(681)	1,913	(1,293)
Tax (charge)/credit	(1,472)	(309)	(500)	(480)	393

Other comprehensive income/(loss) after tax	1,189	995	(1,181)	1,433	(900)

Total comprehensive (loss)/income for the period	(780)	(671)	(2,961)	2,652	(850)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(24)	(197)	(12)	(6)	52
Preference shareholders	-	105	-	-	-
Paid-in equity holders	-	19	-	-	-
Ordinary and B shareholders	(756)	(598)	(2,949)	2,658	(902)

	(780)	(671)	(2,961)	2,652	(850)

Note:

(1)	Analysis provided on page 112.

Key points

•	The movement in available-for-sale financial assets reflects net unrealised gains on high quality sovereign bonds.

•
Actuarial losses on defined benefit plans reflect changes in assumptions of £1,017 million, primarily due to a reduction in the real discount rate in the UK and US, partially offset by £436 million net experience gains.

•	The tax charge for the year and Q4 2011 includes £664 million write-off of deferred tax assets in The Netherlands.

Condensed consolidated balance sheet
at 31 December 2011

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Assets
Cash and balances at central banks	79,269	78,445	57,014
Net loans and advances to banks	43,870	52,602	57,911
Reverse repurchase agreements and stock borrowing	39,440	48,127	42,607
Loans and advances to banks	83,310	100,729	100,518
Net loans and advances to customers	454,112	485,573	502,748
Reverse repurchase agreements and stock borrowing	61,494	54,132	52,512
Loans and advances to customers	515,606	539,705	555,260
Debt securities	209,080	229,657	217,480
Equity shares	15,183	14,888	22,198
Settlement balances	7,771	21,526	11,605
Derivatives	529,618	572,344	427,077
Intangible assets	14,858	14,744	14,448
Property, plant and equipment	11,868	17,060	16,543
Deferred tax	3,878	4,988	6,373
Prepayments, accrued income and other assets	10,976	10,598	12,576
Assets of disposal groups	25,450	3,044	12,484

Total assets	1,506,867	1,607,728	1,453,576

Liabilities
Bank deposits	69,113	78,370	66,051
Repurchase agreements and stock lending	39,691	36,227	32,739
Deposits by banks	108,804	114,597	98,790
Customer deposits	414,143	433,660	428,599
Repurchase agreements and stock lending	88,812	95,691	82,094
Customer accounts	502,955	529,351	510,693
Debt securities in issue	162,621	194,511	218,372
Settlement balances	7,477	17,983	10,991
Short positions	41,039	48,495	43,118
Derivatives	523,983	561,790	423,967
Accruals, deferred income and other liabilities	23,125	22,938	23,089
Retirement benefit liabilities	2,239	1,855	2,288
Deferred tax	1,945	1,913	2,142
Insurance liabilities	6,312	6,628	6,794
Subordinated liabilities	26,319	26,275	27,053
Liabilities of disposal groups	23,995	2,516	9,428

Total liabilities	1,430,814	1,528,852	1,376,725

Equity
Non-controlling interests	1,234	1,433	1,719
Owners' equity*
Called up share capital	15,318	15,318	15,125
Reserves	59,501	62,125	60,007

Total equity	76,053	78,876	76,851

Total liabilities and equity	1,506,867	1,607,728	1,453,576

* Owners' equity attributable to:
Ordinary and B shareholders	70,075	72,699	70,388
Other equity owners	4,744	4,744	4,744

	74,819	77,443	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,506.9 billion at 31 December 2011 were up £53.3 billion, 4%, compared with 31 December 2010. This principally reflects an increase in cash and balances at central banks and the mark-to-market value of derivatives in Global Banking & Markets, partly offset by decreases in debt securities and equity shares and the continuing disposal and run-off of Non-Core assets.

Cash and balances at central banks were up £22.3 billion, 39%, to £79.3 billion due to improvements in the Group's structured liquidity position during 2011.

Loans and advances to banks decreased by £17.2 billion, 17%, to £83.3 billion. Reverse repurchase agreements and stock borrowing ('reverse repos') were down £3.2 billion, 7%, to £39.4 billion and bank placings declined £14.0 billion, 24%, to £43.9 billion, primarily as a result of the reduction in exposure to eurozone banks and lower cash collateral requirements.

Loans and advances to customers were down £39.7 billion, 7%, to £515.6 billion. Within this, reverse repurchase agreements were up £9.0 billion, 17%, to £61.5 billion. Customer lending decreased by £48.7 billion, 10%, to £454.1 billion or £46.9 billion, 9%, to £473.9 billion before impairment provisions.  This reflected the transfer to disposal groups of £19.5 billion of customer balances relating to the UK branch-based businesses.  There were also planned reductions in Non-Core of £28.1 billion, together with declines in UK Corporate, £2.9 billion and Ulster Bank, £2.0 billion, together with the effect of exchange rate and other movements, £1.9 billion. These were partially offset by growth in Global Banking & Markets, £0.2 billion, Global Transaction Services, £1.5 billion, Wealth, £0.7 billion, UK Retail, £2.3 billion and US Retail & Commercial, £2.8 billion.

Debt securities were down £8.4 billion, 4%, to £209.1 billion driven mainly by a reduction in holdings of government and financial institution bonds in Global Banking & Markets and Group Treasury.

Equity shares decreased £7.0 billion, 32%, to £15.2 billion which largely reflects the closure of positions to reduce the Group's level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Settlement balances declined £3.8 billion, 33% to £7.8 billion as a result of decreased customer activity.

Movements in the value of derivative assets up £102.5 billion, 24%, to £529.6 billion, and liabilities, up £100.0 billion, 24%, to £524.0 billion, primarily reflect increases in interest rate contracts as a result of a significant downward shift in interest rates across all major currencies, together with increases in the mark-to-market value of credit derivatives as a result of widening credit spreads and rising credit default swap prices.

Property, plant and equipment declined £4.7 billion, 28%, to £11.9 billion, primarily as a result of the transfer of RBS Aviation Capital's operating lease assets to disposal groups.

Deferred taxation was down £2.5 billion, 39%, to £3.9 billion, largely as a result of the utilisation of brought forward tax losses in the UK.

Commentary on condensed consolidated balance sheet

The increase in assets and liabilities of disposal groups reflects the reclassification of the UK branch-based businesses and RBS Aviation Capital pending their disposal, partly offset by the completion of disposals, primarily RBS Sempra Commodities JV and certain Non-Core project finance assets.

Deposits by banks increased £10.0 billion, 10%, to £108.8 billion, with higher repurchase agreements and stock lending ('repos'), up £6.9 billion, 21%, to £39.7 billion and higher inter-bank deposits, up £3.1 billion, 5%, to £69.1 billion.

Customer accounts fell £7.7 billion, 2%, to £503.0 billion. Within this, repos increased £6.7 billion, 8%, to £88.8 billion. Excluding repos, customer deposits were down £14.4 billion, 3%, to £414.1 billion, reflecting the transfer to disposal groups of £21.8 billion of customer accounts relating to the UK branch-based businesses. This was partly offset by the net effect of growth in Global Transaction Services, £2.7 billion, UK Corporate, £0.9 billion, UK Retail, £5.8 billion, US Retail & Commercial, £0.6 billion and Wealth, £1.8 billion, together with exchange rate and other movements of £0.3 billion and declines in Global Banking & Markets, £0.8 billion, Ulster Bank, £0.8 billion and Non-Core, £3.1 billion.

Debt securities in issue were down £55.8 billion, 26% to £162.6 billion driven by reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets and Group Treasury.

Settlement balances declined £3.5 billion, 32%, to £7.5 billion and short positions were down £2.1 billion, 5%, to £41.0 billion due to decreased customer activity.

Subordinated liabilities were down £0.7 billion, 3%, to £26.3 billion, primarily reflecting the redemption of £0.2 billion US dollar and £0.4 billion Euro denominated dated loan capital.

The Group's non-controlling interests decreased by £0.5 billion, 28%, to £1.2 billion, primarily due to the disposal of the majority of the RBS Sempra Commodities JV business, £0.4 billion.

Owners' equity decreased by £0.3 billion to £74.8 billion. This was driven by the attributable loss for the year, £2.0 billion, together with the recognition of actuarial losses in respect of the Group's defined benefit pension schemes, net of tax, £0.5 billion and exchange rate and other movements of £0.3 billion.  Offsetting these reductions were gains in available-for-sale reserves, £1.1 billion and cash flow hedging reserves, £1.0 billion and the issue of shares under employee share schemes, £0.4 billion.

Average balance sheet

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.24	3.29	3.13	3.21
Cost of interest-bearing liabilities of banking business	(1.63)	(1.48)	(1.64)	(1.69)

Interest spread of banking business	1.61	1.81	1.49	1.52
Benefit from interest-free funds	0.31	0.20	0.35	0.32

Net interest margin of banking business	1.92	2.01	1.84	1.84

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.87	0.70	0.99	0.87
- Eurodollar	0.33	0.34	0.43	0.30
- Euro	1.36	0.75	1.50	1.51

Average balance sheet (continued)

	Year ended			Year ended
	31 December 2011			31 December 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	73,825	697	0.94	52,721	592	1.12
Loans and advances to customers	466,888	17,979	3.85	508,400	18,843	3.71
Debt securities	121,509	2,749	2.26	128,837	3,258	2.53

Interest-earning assets - banking business	662,222	21,425	3.24	689,958	22,693	3.29

Trading business	278,975			276,330
Non-interest earning assets	593,958			705,916

Total assets	1,535,155			1,672,204

Memo: Funded assets	1,075,717			1,166,311

Liabilities
Deposits by banks	64,114	977	1.52	81,358	1,330	1.63
Customer accounts	336,365	3,531	1.05	341,641	3,723	1.09
Debt securities in issue	162,208	3,520	2.17	195,976	3,251	1.66
Subordinated liabilities	23,571	598	2.54	29,334	732	2.50
Internal funding of trading business	(49,025)	109	(0.22)	(48,315)	(181)	0.37

Interest-bearing liabilities - banking business	537,233	8,735	1.63	599,994	8,855	1.48

Trading business	307,564			293,993
Non-interest-bearing liabilities
- demand deposits	66,404			53,016
- other liabilities	548,915			648,295
Owners' equity	75,039			76,906

Total liabilities and owners' equity	1,535,155			1,672,204

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities for 2010 exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, net interest income has been increased by £6 million for the year ended 31 December 2010.

(3)
Interest receivable has been increased by £8 million (2010 - £11 million) and interest payable has been increased by £150 million (2010 - £30 million decrease) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)
Interest receivable has been increased by nil (2010 - £90 million decrease) and interest payable has been decreased by £143 million (2010 - £319 million increase) in respect of non-recurring adjustments.

(5)
Interest receivable has been increased by £5 million (2010 - £10 million decrease) and interest payable has been decreased by £3 million (2010 - £1 million) to exclude the RFS Holdings minority interest and increased by £2 million in respect of exceptional interest receivable. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 December 2011			30 September 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	91,359	207	0.90	72,461	154	0.84
Loans and advances to customers	453,051	4,335	3.80	469,910	4,506	3.80
Debt securities	120,203	693	2.29	121,585	713	2.33

Interest-earning assets - banking business	664,613	5,235	3.13	663,956	5,373	3.21

Trading business	271,183			281,267
Non-interest earning assets	655,374			653,592

Total assets	1,591,170			1,598,815

Memo: Funded assets	1,058,372			1,087,227

Liabilities
Deposits by banks	60,526	228	1.49	64,198	245	1.51
Customer accounts	340,742	922	1.07	338,469	921	1.08
Debt securities in issue	140,208	833	2.36	161,703	944	2.32
Subordinated liabilities	22,906	146	2.53	23,000	134	2.31
Internal funding of trading business	(44,408)	24	(0.21)	(48,161)	55	(0.45)

Interest-bearing liabilities - banking business	519,974	2,153	1.64	539,209	2,299	1.69

Trading business	299,789			314,626
Non-interest-bearing liabilities
- demand deposits	70,538			66,496
- other liabilities	625,702			602,235
Owners' equity	75,167			76,249

Total liabilities and owners' equity	1,591,170			1,598,815

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)	Interest payable has been decreased by £2 million (Q3 2011 - £1 million) to exclude the RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)
Interest receivable has been increased by £1 million (Q3 2011 - £2 million) and interest payable has been increased by £40 million (Q3 2011 - £47 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)	Interest payable has been decreased by £45 million (Q3 2011 - £41 million) in respect of non-recurring adjustments.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,125	14,630	15,318	15,317	15,030
Ordinary shares issued	193	523	-	1	121
Preference shares redeemed	-	(1)	-	-	1
Cancellation of non-voting deferred shares	-	(27)	-	-	(27)

At end of period	15,318	15,125	15,318	15,318	15,125

Paid-in equity
At beginning of period	431	565	431	431	431
Securities redeemed	-	(132)	-	-	-
Transfer to retained earnings	-	(2)	-	-	-

At end of period	431	431	431	431	431

Share premium account
At beginning of period	23,922	23,523	23,923	23,923	23,858
Ordinary shares issued	79	281	78	-	64
Redemption of preference shares classified as debt	-	118	-	-	-

At end of period	24,001	23,922	24,001	23,923	23,922

Merger reserve
At beginning of period	13,272	25,522	13,222	13,222	13,272
Transfer to retained earnings	(50)	(12,250)	-	-	-

At end of period	13,222	13,272	13,222	13,222	13,272

Available-for-sale reserve
At beginning of period	(2,037)	(1,755)	(292)	(1,026)	(1,242)
Unrealised gains/(losses)	1,769	179	(179)	1,005	(1,148)
Realised losses/(gains) (1)	486	(519)	69	(12)	16
Tax	(1,175)	74	(555)	(259)	337
Recycled to profit or loss on disposal of businesses (2)	-	(16)	-	-	-

At end of period	(957)	(2,037)	(957)	(292)	(2,037)

Cash flow hedging reserve
At beginning of period	(140)	(252)	798	113	119
Amount recognised in equity	2,417	180	389	1,203	(149)
Amount transferred from equity to earnings	(993)	(59)	(265)	(264)	(197)
Tax	(405)	(67)	(43)	(254)	87
Recycled to profit or loss on disposal of businesses (3)	-	58	-	-	-

At end of period	879	(140)	879	798	(140)

For the notes to this table refer to page 78.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2011 (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	5,138	4,528	4,847	4,834	5,085
Retranslation of net assets	(382)	997	(111)	(31)	-
Foreign currency (losses)/gains on hedges of net assets	(10)	(458)	20	10	(6)
Tax	23	63	13	34	34
Recycled to profit or loss on disposal of businesses	6	8	6	-	25

At end of period	4,775	5,138	4,775	4,847	5,138

Capital redemption reserve
At beginning of period	198	170	198	198	172
Preference shares redeemed	-	1	-	-	(1)
Cancellation of non-voting deferred shares	-	27	-	-	27

At end of period	198	198	198	198	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	21,239	12,134	20,977	19,726	20,904
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(2,002)	(973)	(1,798)	1,225	12
- discontinued operations	5	(28)	-	1	-
Equity preference dividends paid	-	(105)	-	-	-
Paid-in equity dividends paid, net of tax	-	(19)	-	-	-
Transfer from paid-in equity
- gross	-	2	-	-	-
- tax	-	(1)	-	-	-
Equity owners gain on withdrawal of non-controlling interest
- gross	-	40	-	-	-
- tax	-	(11)	-	-	-
Redemption of equity preference shares	-	(2,968)	-	-	-
Gain on redemption of equity preference shares	-	609	-	-	-
Redemption of preference shares classified as debt	-	(118)	-	-	-
Transfer from merger reserve	50	12,250	-	-	-
Actuarial (losses)/gains recognised in retirement benefit schemes
- gross	(581)	158	(581)	-	158
- tax	86	(71)	86	-	(71)
Purchase of non-controlling interest	-	(38)	-	-	(38)
Shares issued under employee share schemes	(58)	(13)	151	(2)	(2)
Share-based payments
- gross	200	385	98	35	282
- tax	(10)	6	(4)	(8)	(6)

At end of period	18,929	21,239	18,929	20,977	21,239

Condensed consolidated statement of changes in equity
for the period ended 31 December 2011 (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(808)	(121)	(771)	(786)	(821)
Disposal/(purchase) of own shares	20	(700)	1	13	11
Shares issued under employee share schemes	19	13	1	2	2

At end of period	(769)	(808)	(769)	(771)	(808)

Owners' equity at end of period	74,819	75,132	74,819	77,443	75,132

Non-controlling interests
At beginning of period	1,719	16,895	1,433	1,498	1,780
Currency translation adjustments and other movements	(54)	(466)	(32)	(1)	15
Profit/(loss) attributable to non-controlling interests
- continuing operations	(14)	(60)	8	(12)	(17)
- discontinued operations	42	(605)	10	5	55
Dividends paid	(40)	(4,200)	(1)	-	17
Movements in available-for-sale securities
- unrealised gains/(losses)	1	(56)	1	-	(2)
- realised losses	2	37	2	3	1
- tax	(1)	5	(1)	(1)	-
- recycled to profit or loss on disposal of discontinued operations (4)	-	(7)	-	-	-
Movements in cash flow hedging reserves
- amounts recognised in equity	-	(120)	-	-	(21)
- tax	-	39	-	-	6
- recycled to profit or loss on disposal of discontinued operations (5)	-	1,036	-	-	15
Equity raised	-	559	-	-	58
Equity withdrawn and disposals	(421)	(11,298)	(186)	(59)	(188)
Transfer to retained earnings	-	(40)	-	-	-

At end of period	1,234	1,719	1,234	1,433	1,719

Total equity at end of period	76,053	76,851	76,053	78,876	76,851

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(24)	(197)	(12)	(6)	52
Preference shareholders	-	105	-	-	-
Paid-in equity holders	-	19	-	-	-
Ordinary and B shareholders	(756)	(598)	(2,949)	2,658	(902)

	(780)	(671)	(2,961)	2,652	(850)

Notes:

(1)
Includes an impairment loss of £1,099 million in respect of the Group's holding of Greek government bonds, together with £169 million of related interest rate hedge adjustments, for the year ended 31 December 2011.

(2)	Net of tax (year ended 31 December 2010 - £5 million credit).
(3)	Net of tax (year ended 31 December 2010 - £19 million credit).
(4)	Net of tax (year ended 31 December 2010 - £2 million credit).
(5)	Net of tax (year ended 31 December 2010 - £340 million credit).
 Condensed consolidated cash flow statement
for the year ended 31 December 2011

	2011	2010
	£m	£m

Operating activities
Operating loss before tax	(766)	(399)
Operating loss before tax on discontinued operations	58	(541)
Adjustments for non-cash items	7,661	2,571

Net cash inflow from trading activities	6,953	1,631
Changes in operating assets and liabilities	(3,444)	17,095

Net cash flows from operating activities before tax	3,509	18,726
Income taxes received/(paid)	(184)	565

Net cash flows from operating activities	3,325	19,291

Net cash flows from investing activities	14	3,351

Net cash flows from financing activities	(1,741)	(14,380)

Effects of exchange rate changes on cash and cash equivalents	(1,473)	82

Net increase in cash and cash equivalents	125	8,344
Cash and cash equivalents at beginning of year	152,530	144,186

Cash and cash equivalents at end of year	152,655	152,530

Notes

1. Basis of preparation
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the accounts for the year ended 31 December 2011 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity's interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group's financial reporting.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS (continued)
In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments are effective for annual periods beginning on or after 1 July 2012. Earlier application is permitted.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the 'corridor approach'; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended. These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect on the Group's financial reporting.

In December 2011, the IASB issued Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) andDisclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). The amendment to IAS 32 adds application guidance on the meaning of 'a legally enforceable right to set off' and on simultaneous settlement. IFRS 7 is amended to require disclosures facilitating comparisons between those entities reporting under IFRS and those reporting under US GAAP.  The amendments are effective for annual periods beginning on or after 1 January 2014 and are required to be applied retrospectively.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Loans and advances to customers	17,969	18,889	4,336	4,505	4,755
Loans and advances to banks	697	591	207	154	167
Debt securities	2,744	3,296	691	712	690

Interest receivable	21,410	22,776	5,234	5,371	5,612

Customer accounts	3,529	3,721	926	919	926
Deposits by banks	982	1,333	226	248	288
Debt securities in issue	3,371	3,277	794	897	866
Subordinated liabilities	740	417	190	175	(18)
Internal funding of trading businesses	109	(181)	24	55	(30)

Interest payable	8,731	8,567	2,160	2,294	2,032

Net interest income	12,679	14,209	3,074	3,077	3,580

Fees and commissions receivable	6,384	8,193	1,590	1,452	2,052
Fees and commissions payable
- banking	(962)	(1,892)	(339)	(204)	(392)
- insurance related	(498)	(319)	(234)	(100)	(57)

Net fees and commissions	4,924	5,982	1,017	1,148	1,603

Foreign exchange	1,327	1,491	308	441	217
Interest rate	760	1,862	76	33	(165)
Credit	(15)	41	(695)	366	83
Other	629	1,123	73	117	229

Income/(loss) from trading activities	2,701	4,517	(238)	957	364

Gain on redemption of own debt	255	553	(1)	1	-

Operating lease and other rental income	1,307	1,394	308	327	369
Changes in fair value of own debt	1,621	249	(200)	1,887	472
Changes in the fair value of securities and other financial assets and liabilities	150	(180)	6	(148)	(83)
Changes in the fair value of investment properties	(139)	(405)	(65)	(22)	(293)
Profit on sale of securities	882	496	179	274	(10)
Profit on sale of property, plant and equipment	22	50	(5)	5	29
(Loss)/profit on sale of subsidiaries and associates	(28)	(107)	(15)	(39)	511
Life business (losses)/profits	(13)	90	-	(8)	29
Dividend income	62	69	15	14	11
Share of profits less losses of associated entities	26	70	6	5	14
Other income	232	(247)	(24)	89	(46)

Other operating income	4,122	1,479	205	2,384	1,003

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	12,002	12,531	983	4,490	2,970
Insurance net premium income	4,256	5,128	981	1,036	1,272

Total non-interest income	16,258	17,659	1,964	5,526	4,242

Total income	28,937	31,868	5,038	8,603	7,822

Staff costs	8,678	9,671	1,993	2,076	2,194
Premises and equipment	2,451	2,402	674	604	709
Other (1)	4,931	3,995	1,296	962	1,048

Administrative expenses	16,060	16,068	3,963	3,642	3,951
Depreciation and amortisation	1,875	2,150	513	485	546
Write-down of goodwill and other intangible assets	91	10	91	-	10

Operating expenses	18,026	18,228	4,567	4,127	4,507

General insurance	2,968	4,698	529	734	1,151
Bancassurance	-	85	-	-	31

Insurance net claims	2,968	4,783	529	734	1,182

Loan impairment losses	7,241	9,144	1,654	1,452	2,155
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	1,268	-	224	202	-
- other	200	112	40	84	(14)

Impairment losses	8,709	9,256	1,918	1,738	2,141

Note:

(1)	Includes Payment Protection Insurance costs of £850 million reflected in the quarter ended 30 June 2011.

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Staff expenses

Staff expenses comprise	2011 £m	2010 £m	Change %

Salaries	5,423	5,473	(1)
Variable compensation	985	1,246	(21)
Temporary and contract costs	846	700	21
Share based compensation	197	397	(50)
Bonus tax	27	99	(73)
Social security costs	640	661	(3)
Post retirement benefits	447	569	(21)
Other *	113	526	(79)

Staff expenses	8,678	9,671	(10)

*  Other includes severance costs and variable compensation for disposal groups.

Variable compensation awards
The following table analyses Group and GBM variable compensation awards for 2011, which are 43% and 58% respectively lower than in 2010.

	Group			GBM
	2011 £m	2010 £m	Change %	2011 £m	2010 £m	Change %

Non-deferred cash awards (1)	72	89	(19)	10	18	(44)
Non-deferred share awards	35	54	(35)	23	43	(47)

Total non-deferred variable compensation	107	143	(25)	33	61	(46)

Deferred bond awards	582	1,029	(43)	286	701	(59)
Deferred share awards	96	203	(53)	71	175	(59)

Total deferred variable compensation	678	1,232	(45)	357	876	(59)

Total variable compensation	785	1,375	(43)	390	937	(58)

Variable compensation as a % of core operating profit (2)	11%	16%		18%	22%
Proportion of variable compensation that is deferred	86%	90%		92%	93%

Total employees	146,800	148,500	(1)	17,000	18,700	(9)
Variable compensation per employee	£5,347	£9,260	(42)	£22,941	£50,114	(54)

Reconciliation of variable compensation awards to income statement charge	2011 £m	2010 £m

Variable compensation awarded for 2011	785	1,375
Less: deferral of charge for amounts awarded for current year	(302)	(512)
Add: current year charge for amounts deferred from prior years	502	383

Income statement charge for variable compensation	985	1,246

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2010 £m	2011 £m	2012 £m	2013 and beyond £m

Variable compensation deferred from 2009 and earlier	383	160	78	-
Variable compensation deferred from 2010	-	342	105	65
Variable compensation for 2011 deferred	-	-	225	77

	383	502	408	142

Notes:

(1)	Cash payments to all employees are limited to £2,000.
(2)	Core operating profit pre variable compensation expense and before one-off and other items.

Notes (continued)

4. Loan impairment provisions
Operating (loss)/profit is stated after charging loan impairment losses of £7,241 million (2010 - £9,144 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2011 from £18,182 million to £19,883 million and the movements thereon were:

	Year ended
	31 December 2011				31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	(773)	-	-	(773)	-	(72)	-	(72)
Intra-group transfers	177	(177)	-	-	(568)	568	-	-
Currency translation and other adjustments	(76)	(207)	-	(283)	(16)	59	-	43
Disposals	-	-	8	8	-	(20)	(2,152)	(2,172)
Amounts written-off	(2,137)	(2,390)	-	(4,527)	(2,224)	(3,818)	-	(6,042)
Recoveries of amounts previously written-off	167	360	-	527	213	198	-	411
Charge to income statement
- continued	3,403	3,838	-	7,241	3,737	5,407	-	9,144
- discontinued	-	-	(8)	(8)	-	-	42	42
Unwind of discount (recognised in interest income)	(213)	(271)	-	(484)	(197)	(258)	-	(455)

At end of period	8,414	11,469	-	19,883	7,866	10,316	-	18,182

	Quarter ended
	31 December 2011				30 September 2011			31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,873	11,850	-	20,723	8,752	12,007	20,759	7,791	9,879	-	17,670
Transfers to disposal groups	(773)	-	-	(773)	-	-	-	-	(5)	-	(5)
Intra-group transfers	-	-	-	-	-	-	-	(217)	217	-	-
Currency translation and other adjustments	(75)	(162)	-	(237)	(90)	(285)	(375)	147	(235)	-	(88)
Disposals	-	-	(3)	(3)	-	-	-	-	(3)	(3)	(6)
Amounts written-off	(526)	(981)	-	(1,507)	(593)	(497)	(1,090)	(745)	(771)	-	(1,516)
Recoveries of amounts previously written-off	48	99	-	147	39	55	94	29	67	-	96
Charge to income statement
- continued	924	730	-	1,654	817	635	1,452	912	1,243	-	2,155
- discontinued	-	-	3	3	-	-	-	-	-	3	3
Unwind of discount (recognised in interest income)	(57)	(67)	-	(124)	(52)	(65)	(117)	(51)	(76)	-	(127)

At end of period	8,414	11,469	-	19,883	8,873	11,850	20,723	7,866	10,316	-	18,182

Provisions at 31 December 2011 include £123 million (30 September 2011 - £126 million; 31 December 2010 - £127 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities (see page 153).

Notes (continued)

5. Pensions

	2011	2010
Pension costs	£m	£m

Defined benefit schemes	349	462
Defined contribution schemes	98	107

	447	569

	2011	2010
Net pension deficit/(surplus)	£m	£m

At 1 January	2,183	2,905
Currency translation and other adjustments	(3)	-
Income statement
- pension costs
- continuing operations	349	519
- discontinued operations	-	21
- curtailment gains: continuing operations	-	(78)
Net actuarial losses/(gains)	581	(158)
Contributions by employer	(1,059)	(832)
Disposal of RFS minority interest	-	(194)

At 31 December	2,051	2,183

Net assets of schemes in surplus	(188)	(105)
Net liabilities of schemes in deficit	2,239	2,288

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during the year. It showed that the value of liabilities exceed the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £300 million for future accrual benefits.

Notes (continued)

6. Tax
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)

Tax credit/(charge) based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	203	112	524	(531)	2
Sovereign debt impairment where no deferred tax asset recognised	(275)	-	(56)	(36)	-
Other losses in period where no deferred tax asset recognised	(530)	(450)	(195)	(67)	(96)
Foreign profits taxed at other rates	(417)	(517)	(46)	(71)	(131)
UK tax rate change - deferred tax impact	(110)	(82)	27	(50)	8
Unrecognised timing differences	(20)	11	-	(10)	18
Non-deductible goodwill impairment	(24)	(3)	(24)	-	(3)
Items not allowed for tax
- losses on strategic disposals and write-downs	(72)	(311)	(58)	(4)	(129)
- UK bank levy	(80)	-	(80)	-	-
- employee share schemes	(113)	(32)	(101)	(4)	(32)
- other disallowable items	(271)	(296)	(123)	(46)	(162)
Non-taxable items
- gain on sale of Global Merchant Services	12	221	-	-	221
- gain on redemption of own debt	-	11	-	-	(1)
- other non-taxable items	245	341	208	16	240
Taxable foreign exchange movements	4	4	2	2	2
Losses brought forward and utilised	2	2	(29)	2	(8)
Adjustments in respect of prior periods	196	355	137	8	74

Actual tax (charge)/credit	(1,250)	(634)	186	(791)	3

The high tax charge in the year ended 31 December 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

The combined effect of the tax losses in Ireland and the Netherlands (including the sovereign debt impairment and related interest rate hedge adjustments) in the year ended 31 December 2011 for which no deferred tax asset has been recognised and the two 1% changes in the standard rate of UK corporation tax, account for £1,020 million (70%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period. The impact of these items for the quarter ended 31 December 2011 is £165 million (49%).

Notes (continued)

6. Tax (continued)
The Group has recognised a deferred tax asset at 31 December 2011 of £3,878 million (30 September 2011 - £4,988 million; 31 December 2010 - £6,373 million), of which £2,933 million (30 September 2011 - £3,014 million; 31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The deferred tax asset balance has reduced over the period primarily as a result of the utilisation of tax losses brought forward and the impact of the reductions in the rate of UK corporation tax. The Group has considered the carrying value of this asset as at 31 December 2011 and concluded that it is recoverable based on future profit projections.

7. Profit/(loss) attributable to non-controlling interests

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Trust preferred securities	-	10	-	-	-
RBS Sempra Commodities JV	(18)	35	(5)	(8)	(11)
RFS Holdings BV Consortium Members	35	(726)	8	3	49
RBS Life Holdings	-	26	-	-	9
Other	11	(10)	15	(2)	(9)

Profit/(loss) attributable to non-controlling interests	28	(665)	18	(7)	38

8. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Notes (continued)

9. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m
Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(2,002)	(1,097)	(1,798)	1,225	12
Gain on redemption of preference shares and paid-in equity	-	610	-	-	-

(Loss)/adjusted profit from continuing operations attributable to ordinary and B shareholders	(2,002)	(487)	(1,798)	1,225	12

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	5	(28)	-	1	-

Ordinary shares in issue during the period (millions)	57,219	56,245	57,552	57,541	56,166
B shares in issue during the period (millions)	51,000	51,000	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	108,219	107,245	108,552	108,541	107,166
Effect of dilutive share options and convertible securities	-	-	-	891	-

Diluted weighted average number of ordinary and B shares in issue during the period	108,219	107,245	108,552	109,432	107,166

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-
Fair value of own debt	(1.3p)	(0.1p)	0.2p	(1.7p)	(0.4p)
Asset Protection Scheme	0.6p	1.1p	0.1p	-	0.5p
Payment Protection Insurance costs	0.6p	-	-	-	-
Sovereign debt impairment	1.0p	-	0.2p	-	-
Amortisation of purchased intangible assets	0.1p	0.2p	-	-	0.1p
Integration and restructuring costs	0.6p	0.8p	0.5p	0.3p	0.3p
Gain on redemption of own debt	(0.2p)	(1.0p)	-	-	-
Strategic disposals	0.1p	(0.1p)	0.1p	-	(0.5p)
Bank levy	0.3p	-	0.3p	-	-
Bonus tax	-	0.1p	-	-	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	0.2p	-	-	0.2p	-

Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.2p	0.5p	(0.3p)	(0.1p)	-
Earnings/(loss) from Non-Core attributable to ordinary and B shareholders	0.5p	1.9p	(0.3p)	0.1p	0.4p

Core adjusted earnings per ordinary and B share from continuing operations	0.7p	2.4p	(0.6p)	-	0.4p
Core impairment losses	0.5p	1.3p	(0.2p)	0.1p	0.3p

Pre-impairment Core adjusted earnings per ordinary and B share	1.2p	3.7p	(0.8p)	0.1p	0.7p
Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 26.5% (2010 - 28.0%)	4.1p	4.8p	0.7p	0.9p	1.1p

Diluted (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Notes (continued)

10. Segmental analysis
There have been no significant changes in the Group's divisions during the year.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) for the years ended 31 December 2011 and 31 December 2010 and the quarters ended 31 December 2011, 30 September 2011 and 31 December 2010 by main income statement captions. The divisional income statements on pages 22 to 67 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	4,272	1,206	5,478	(2,699)	-	(788)	1,991
UK Corporate	2,585	1,275	3,860	(1,661)	-	(785)	1,414
Wealth	718	459	1,177	(831)	-	(25)	321
Global Transaction Services	1,076	1,175	2,251	(1,342)	-	(166)	743
Ulster Bank	696	211	907	(547)	-	(1,384)	(1,024)
US Retail & Commercial	1,896	1,004	2,900	(2,096)	-	(325)	479
Global Banking & Markets (1)	665	5,276	5,941	(4,331)	-	(49)	1,561
RBS Insurance (2)	343	3,729	4,072	(846)	(2,772)	-	454
Central items	(228)	213	(15)	170	(1)	2	156

Core	12,023	14,548	26,571	(14,183)	(2,773)	(3,520)	6,095
Non-Core (3)	666	540	1,206	(1,295)	(195)	(3,919)	(4,203)

Managed basis	12,689	15,088	27,777	(15,478)	(2,968)	(7,439)	1,892
Reconciling items
Fair value of own debt (4)	-	1,846	1,846	-	-	-	1,846
Asset Protection Scheme (5)	-	(906)	(906)	-	-	-	(906)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(1,099)	(1,099)
Amortisation of purchased intangible assets	-	-	-	(222)	-	-	(222)
Integration and restructuring costs	(2)	(3)	(5)	(1,059)	-	-	(1,064)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	(24)	(24)	(80)	-	-	(104)
Bank levy	-	-	-	(300)	-	-	(300)
Bonus tax	-	-	-	(27)	-	-	(27)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	-	-	-	-	-	(169)	(169)
RFS Holdings minority interest	(8)	2	(6)	1	-	(2)	(7)

Statutory basis	12,679	16,258	28,937	(18,026)	(2,968)	(8,709)	(766)

Notes:

(1)
Reallocation of £54 million between net interest income and non-interest income in respect of funding costs of rental assets, £42 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £12 million.

(2)
Total income includes £265 million investment income, of which £205 million is included in net interest income and £60 million in non-interest income.  Reallocation of £138 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £215 million between net interest income and non-interest income in respect of funding costs of rental assets, £210 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

(4)	Comprises £225 million gain included in 'Income and trading activities' and £1,621 million gain included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	4,078	1,422	5,500	(2,883)	(85)	(1,160)	1,372
UK Corporate	2,572	1,323	3,895	(1,671)	-	(761)	1,463
Wealth	609	447	1,056	(734)	-	(18)	304
Global Transaction Services	974	1,587	2,561	(1,464)	-	(9)	1,088
Ulster Bank	761	214	975	(575)	-	(1,161)	(761)
US Retail & Commercial	1,917	1,029	2,946	(2,123)	-	(517)	306
Global Banking & Markets (2)	1,215	6,697	7,912	(4,397)	-	(151)	3,364
RBS Insurance (3)	381	4,135	4,516	(879)	(3,932)	-	(295)
Central items	10	327	337	272	(29)	(3)	577

Core	12,517	17,181	29,698	(14,454)	(4,046)	(3,780)	7,418
Non-Core (4)	1,683	1,281	2,964	(2,256)	(737)	(5,476)	(5,505)

Managed basis	14,200	18,462	32,662	(16,710)	(4,783)	(9,256)	1,913
Reconciling items
Fair value of own debt (5)	-	174	174	-	-	-	174
Asset Protection Scheme (6)	-	(1,550)	(1,550)	-	-	-	(1,550)
Amortisation of purchased intangible assets	-	-	-	(369)	-	-	(369)
Integration and restructuring costs	-	-	-	(1,032)	-	-	(1,032)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	171	171	-	-	-	171
Bonus tax	-	-	-	(99)	-	-	(99)
Write-down of goodwill and other intangible assets	-	-	-	(10)	-	-	(10)
RFS Holdings minority interest	9	(151)	(142)	(8)	-	-	(150)

Statutory basis	14,209	17,659	31,868	(18,228)	(4,783)	(9,256)	(399)

Notes:

(1)	Reallocation of bancassurance claims of £85 million from non-interest income.
(2)
Reallocation of £61 million between net interest income and non-interest income in respect of funding costs of rental assets, £37 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £24 million.

(3)
Total income includes £277 million investment income of which £222 million is included in net interest income and £55 million in non-interest income. Reallocation of £159 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £276 million between net interest income and non-interest income in respect of funding assets, £283 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £7 million.

(5)	Comprises £75 million loss included in 'Income from trading activities' and £249 million gain included in 'Other operating income', on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,036	277	1,313	(661)	-	(191)	461
UK Corporate	634	291	925	(416)	-	(234)	275
Wealth	191	112	303	(194)	-	(13)	96
Global Transaction Services	277	296	573	(329)	-	(47)	197
Ulster Bank	171	49	220	(132)	-	(327)	(239)
US Retail & Commercial	493	258	751	(529)	-	(65)	157
Global Banking & Markets (1)	159	753	912	(939)	-	(68)	(95)
RBS Insurance (2)	82	841	923	(209)	(589)	-	125
Central items	(40)	43	3	79	(1)	4	85

Core	3,003	2,920	5,923	(3,330)	(590)	(941)	1,062
Non-Core (3)	73	(377)	(304)	(314)	61	(751)	(1,308)

Managed basis	3,076	2,543	5,619	(3,644)	(529)	(1,692)	(246)
Reconciling items
Fair value of own debt (4)	-	(370)	(370)	-	-	-	(370)
Asset Protection Scheme (5)	-	(209)	(209)	-	-	-	(209)
Sovereign debt impairment	-	-	-	-	-	(224)	(224)
Amortisation of purchased intangible assets	-	-	-	(53)	-	-	(53)
Integration and restructuring costs	-	-	-	(478)	-	-	(478)
Gain on redemption of own debt	-	(1)	(1)	-	-	-	(1)
Strategic disposals	-	(2)	(2)	(80)	-	-	(82)
Bank levy	-	-	-	(300)	-	-	(300)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(2)	3	1	(1)	-	(2)	(2)

Statutory basis	3,074	1,964	5,038	(4,567)	(529)	(1,918)	(1,976)

Notes:

(1)
Reallocation of £15 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(2)
Total income includes £60 million investment income of which £49 million is included in net interest income and £11 million in non-interest income. Reallocation of £33 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £56 million between net interest income and non-interest income in respect of funding costs of rental assets, £55 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(4)	Comprises £170 million loss included in 'Income from trading activities' and £200 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,074	292	1,366	(672)	-	(195)	499
UK Corporate	621	327	948	(419)	-	(228)	301
Wealth	178	118	296	(221)	-	(4)	71
Global Transaction Services	276	300	576	(336)	-	(45)	195
Ulster Bank	185	60	245	(137)	-	(327)	(219)
US Retail & Commercial	483	257	740	(541)	-	(84)	115
Global Banking & Markets (1)	161	938	1,099	(1,019)	-	32	112
RBS Insurance (2)	84	949	1,033	(215)	(695)	-	123
Central items	(94)	103	9	62	(1)	(3)	67

Core	2,968	3,344	6,312	(3,498)	(696)	(854)	1,264
Non-Core (3)	110	(64)	46	(323)	(38)	(682)	(997)

Managed basis	3,078	3,280	6,358	(3,821)	(734)	(1,536)	267
Reconciling items
Fair value of own debt (4)	-	2,357	2,357	-	-	-	2,357
Asset Protection Scheme (5)	-	(60)	(60)	-	-	-	(60)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(202)	(202)
Amortisation of purchased intangible assets	-	-	-	(69)	-	-	(69)
Integration and restructuring costs	-	-	-	(233)	-	-	(233)
Gain on redemption of own debt	-	1	1	-	-	-	1
Strategic disposals	-	(49)	(49)	-	-	-	(49)
Bonus tax	-	-	-	(5)	-	-	(5)
RFS Holdings minority interest	(1)	(3)	(4)	1	-	-	(3)

Statutory basis	3,077	5,526	8,603	(4,127)	(734)	(1,738)	2,004

Notes:

(1)
Reallocation of £13 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(2)
Total income includes £72 million investment income of which £49 million is included in net interest income and £23 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £54 million between net interest income and non-interest income in respect of funding costs of rental assets, £53 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(4)	Comprises £470 million gain included in 'Income from trading activities' and £1,887 million gain included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,088	402	1,490	(679)	(31)	(222)	558
UK Corporate	653	330	983	(431)	-	(219)	333
Wealth	160	111	271	(178)	-	(6)	87
Global Transaction Services	263	375	638	(368)	-	(3)	267
Ulster Bank	187	56	243	(138)	-	(376)	(271)
US Retail & Commercial	467	231	698	(529)	-	(105)	64
Global Banking & Markets (2)	214	1,373	1,587	(1,065)	-	5	527
RBS Insurance (3)	96	1,016	1,112	(223)	(898)	-	(9)
Central items	92	24	116	11	(8)	(4)	115

Core	3,220	3,918	7,138	(3,600)	(937)	(930)	1,671
Non-Core (4)	358	(37)	321	(481)	(245)	(1,211)	(1,616)

Managed basis	3,578	3,881	7,459	(4,081)	(1,182)	(2,141)	55
Reconciling items
Fair value of own debt (5)	-	582	582	-	-	-	582
Asset Protection Scheme (6)	-	(725)	(725)	-	-	-	(725)
Amortisation of purchased intangible assets	-	-	-	(96)	-	-	(96)
Integration and restructuring costs	-	-	-	(299)	-	-	(299)
Strategic disposals	-	502	502	-	-	-	502
Bonus tax	-	-	-	(15)	-	-	(15)
RFS Holdings minority interest	2	2	4	(6)	-	-	(2)
Write-down of goodwill and other intangible assets	-	-	-	(10)	-	-	(10)

Statutory basis	3,580	4,242	7,822	(4,507)	(1,182)	(2,141)	(8)

Notes:

(1)	Reallocation of bancassurance claims of £31 million from non-interest income.
(2)
Reallocation of £31 million between net interest income and non-interest income in respect of funding costs of rental assets, £11 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £20 million.

(3)
Total income includes £77 million investment income, of which £58 million is included in net interest income and £19 million in non-interest income. Reallocation of £38 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £61 million between net interest income and non-interest income in respect of funding costs of rental assets, £57 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £4 million.

(5)	Comprises £110 million gain included in 'Income from trading activities' and £472 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

Total assets by division

	31 December 2011	30 September 2011	31 December 2010
Total assets	£m	£m	£m

UK Retail	114,469	113,308	111,793
UK Corporate	111,835	112,737	114,550
Wealth	21,718	21,946	21,073
Global Transaction Services	25,937	29,889	25,221
Ulster Bank	34,810	37,356	40,081
US Retail & Commercial	74,502	72,879	71,173
Global Banking & Markets	874,848	952,374	802,578
RBS Insurance	12,912	13,031	12,555
Central items	130,306	135,545	99,728

Core	1,401,337	1,489,065	1,298,752
Non-Core	104,726	117,671	153,882

	1,506,063	1,606,736	1,452,634
RFS Holdings minority interest	804	992	942

	1,506,867	1,607,728	1,453,576

11. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Discontinued operations
Total income	42	1,433	15	10	6
Operating expenses	(5)	(803)	(1)	(3)	(2)
Insurance net claims	-	(161)	-	-	-
Impairment recoveries/(losses)	8	(42)	(3)	-	(3)

Profit before tax	45	427	11	7	1
Gain on disposal before recycling of reserves	-	113	-	-	56
Recycled reserves	-	(1,076)	-	-	-

Operating profit/(loss) before tax	45	(536)	11	7	57
Tax	(11)	(92)	(1)	(3)	(3)

Profit/(loss) after tax	34	(628)	10	4	54
Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	13	(5)	-	2	1

Profit/(loss) from discontinued operations, net of tax	47	(633)	10	6	55

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

11. Discontinued operations and assets and liabilities of disposal groups (continued)

	31 December 2011			30 September 2011 £m	31 December 2010 £m
	UK branch based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	100	27	127	119	184
Loans and advances to banks	-	87	87	95	651
Loans and advances to customers	18,676	729	19,405	1,711	5,013
Debt securities and equity shares	-	5	5	10	20
Derivatives	431	8	439	24	5,148
Intangible assets	-	15	15	-	-
Settlement balances	-	14	14	206	555
Property, plant and equipment	112	4,637	4,749	220	18
Other assets	-	456	456	448	704

Discontinued operations and other disposal groups	19,319	5,978	25,297	2,833	12,293
Assets acquired exclusively with a view to disposal	-	153	153	211	191

	19,319	6,131	25,450	3,044	12,484

Liabilities of disposal groups
Deposits by banks	-	1	1	288	266
Customer accounts	21,784	826	22,610	1,743	2,267
Derivatives	117	9	126	24	5,042
Settlement balances	-	8	8	264	907
Other liabilities	-	1,233	1,233	178	925

Discontinued operations and other disposal groups	21,901	2,077	23,978	2,497	9,407
Liabilities acquired exclusively with a view to disposal	-	17	17	19	21

	21,901	2,094	23,995	2,516	9,428

The assets and liabilities of disposal groups at 31 December 2011 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses ("UK branch-based businesses") and the RBS Aviation Capital business.

The disposal of the RBS Sempra Commodities JV was substantially completed in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser, the majority of which completed during 2011.

UK branch-based businesses
Loans, REIL and impairment provisions at 31 December 2011 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,662	186	34
Personal lending	1,801	333	284
Property	4,290	446	132
Construction	416	181	58
Service industries and business activities	4,497	329	156
Other	2,783	50	30
Latent	-	-	79

Total	19,449	1,525	773

Notes (continued)

12. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	-	-	4,781				39,440
- other	20,317	-	-	23,553				43,870
Loans and advances to Customers
- reverse repos	53,584	-	-	7,910				61,494
- other	25,322	476	-	419,895		8,419		454,112
Debt securities	95,076	647	107,298	6,059				209,080
Equity shares	12,433	774	1,976	-				15,183
Settlement balances	-	-	-	7,771				7,771
Derivatives	529,618							529,618
Intangible assets							14,858	14,858
Property, plant and equipment							11,868	11,868
Deferred tax							3,878	3,878
Prepayments, accrued income and other assets	-	-	-	1,309			9,667	10,976
Assets of disposal groups							25,450	25,450

	771,009	1,897	109,274	550,547		8,419	65,721	1,506,867

For the notes to this table refer to page 102.

Notes (continued)

12. Financial instruments (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	23,342	-			16,349			39,691
- other	34,172	-			34,941			69,113
Customer accounts
- repos	65,526	-			23,286			88,812
- other	14,286	5,627			394,230			414,143
Debt securities in issue	11,492	35,747			115,382			162,621
Settlement balances	-	-			7,477			7,477
Short positions	41,039	-						41,039
Derivatives	523,983			-				523,983
Accruals, deferred income and other liabilities	-	-			1,683	19	21,423	23,125
Retirement benefit liabilities					-		2,239	2,239
Deferred tax					-		1,945	1,945
Insurance liabilities					-		6,312	6,312
Subordinated liabilities	-	903			25,416			26,319
Liabilities of disposal groups							23,995	23,995

	713,840	42,277		-	618,764	19	55,914	1,430,814

Equity								76,053

								1,506,867

For the notes to this table refer to page 102.

Notes (continued)

12. Financial instruments (continued)

Classification (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	78,445				78,445
Loans and advances to banks
- reverse repos	40,181	-	-	7,946				48,127
- other	20,423	-	-	32,179				52,602
Loans and advances to customers
- reverse repos	41,692	-	-	12,440				54,132
- other	24,608	1,040	-	450,193		9,732		485,573
Debt securities	112,568	162	110,401	6,526				229,657
Equity shares	12,044	834	2,010	-				14,888
Settlement balances	-	-	-	21,526				21,526
Derivatives	572,344							572,344
Intangible assets							14,744	14,744
Property, plant and equipment							17,060	17,060
Deferred tax							4,988	4,988
Prepayments, accrued income and other assets	-	-	-	1,394			9,204	10,598
Assets of disposal groups							3,044	3,044

	823,860	2,036	112,411	610,649		9,732	49,040	1,607,728

For the notes to this table refer to page 102.

Notes (continued)

12. Financial instruments (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	24,583	-			11,644			36,227
- other	34,754	-			43,616			78,370
Customer accounts
- repos	67,447	-			28,244			95,691
- other	14,459	5,836			413,365			433,660
Debt securities in issue	10,754	37,910			145,847			194,511
Settlement balances	-	-			17,983			17,983
Short positions	48,495	-						48,495
Derivatives	561,790							561,790
Accruals, deferred income and other liabilities	-	-			1,629	471	20,838	22,938
Retirement benefit liabilities					-		1,855	1,855
Deferred tax					-		1,913	1,913
Insurance liabilities					-		6,628	6,628
Subordinated liabilities	-	934			25,341			26,275
Liabilities of disposal groups							2,516	2,516

	762,282	44,680			687,669	471	33,750	1,528,852

Equity								78,876

								1,607,728

For the notes to this table refer to page 102.

Notes (continued)

12. Financial instruments (continued)

Classification (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

For the notes to this table refer to page 102.

Notes (continued)

12. Financial instruments (continued)

Classification (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities	-	1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value through profit or loss.
(3)	Available-for-sale.
(4)	Loans and receivables.

There were no reclassifications in 2011 or 2010.

Notes (continued)

12. Financial instruments (continued)

Financial instruments carried at fair value
Detailed explanations of the valuation techniques are set out in the Group's 2011 Annual Report and Accounts. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The table below shows the valuation reserves and adjustments.

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	1,198	2,827	2,443
Credit derivative product companies (CDPCs)	1,034	1,233	490
Other counterparties	2,254	2,222	1,714

	4,486	6,282	4,647
Bid-offer, liquidity and other reserves	2,704	2,712	2,797

	7,190	8,994	7,444

Key points

31 December 2011 compared with 31 December 2010

•
The exposure to monolines reduced over the period primarily due to the restructuring of some  exposures, partially offset by lower prices of underlying reference instruments. The CVA decreased due to the reduction in exposure partially offset by wider credit spreads.

•	The exposure to CDPCs has increased over the period, primarily driven by wider credit spreads of the underlying reference loans and bonds. The CVA increased in line with the increase in exposure.

•	The CVA held against exposures to other counterparties increased over the period primarily due to wider credit spreads, together with the impact of counterparty rating downgrades.

31 December 2011 compared with 30 September 2011

•	The exposure to monolines reduced over the period primarily due to the restructuring of some exposures. The CVA decreased in line with the reduction in exposure.

•
The exposure to CDPCs has decreased over the period, primarily driven by tighter credit spreads of the underlying reference loans and bonds together with a decrease in the relative value of senior tranches compared with the underlying reference portfolios. The CVA decreased in line with the decrease in exposure.

•	The CVA held against exposures to other counterparties increased slightly over the period with the impact of counterparty rating downgrades partially offset by tighter credit spreads.

Notes (continued)

12. Financial instruments (continued)

Valuation reserves (continued)

Own credit
Until the first half of 2011, primary issuance spreads were used to calculate the own credit adjustment for senior debt issuances.  As issuances by the Group declined significantly during 2011, the credit spread used for this adjustment was refined to reference more liquid secondary market senior debt issuance spreads, as they are considered to provide a fairer representation of fair value.

				Subordinated liabilities DFV £m	Total (3) £m	Derivatives £m	Total £m
Cumulative own credit adjustment (1)	Debt securities in issue (2)
	HFT £m	DFV £m	Total £m

31 December 2011	882	2,647	3,529	679	4,208	602	4,810
30 September 2011	939	3,054	3,993	657	4,650	700	5,350
31 December 2010	517	1,574	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2011	11.5	35.7	47.2	0.9	48.1
30 September 2011	10.8	37.9	48.7	0.9	49.6
31 December 2010	7.7	43.5	51.2	1.1	52.3

Notes:

(1)
The own credit adjustment for fair value does not alter cash flows, is not used for performance management and is disregarded for regulatory capital reporting and will reverse over time as the liabilities mature.

(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	Own credit adjustment increased significantly during the year reflecting widening credit spreads across all tenors.

•	Liabilities decreased due to maturities, redemptions, lower issuances and the appreciation of sterling against the euro.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	34.7	-	34.7	-	-
- collateral	-	19.7	-	19.7	-	-
- other	-	0.2	0.4	0.6	40	(50)

	-	54.6	0.4	55.0	40	(50)

Loans and advances to customers
- reverse repos	-	53.6	-	53.6	-	-
- collateral	-	22.0	-	22.0	-	-
- other	-	3.4	0.4	3.8	80	(20)

	-	79.0	0.4	79.4	80	(20)

Debt securities
- UK government	22.4	-	-	22.4	-	-
- US government	35.5	5.0	-	40.5	-	-
- other government	53.9	8.7	-	62.6	-	-
- corporate	-	5.0	0.5	5.5	30	(30)
- other financial institutions	3.0	61.6	7.4	72.0	560	(180)

	114.8	80.3	7.9	203.0	590	(210)

Equity shares	12.4	1.8	1.0	15.2	140	(130)

Derivatives
- foreign exchange	-	72.9	1.6	74.5	100	(100)
- interest rate	0.2	420.8	1.1	422.1	80	(80)
- equities and commodities	-	5.9	0.2	6.1	-	-
- credit	-	23.1	3.8	26.9	680	(400)

	0.2	522.7	6.7	529.6	860	(580)

	127.4	738.4	16.4	882.2	1,710	(990)

Proportion	14.4%	83.7%	1.9%	100.0%

Of which
Core	126.9	724.5	7.2	858.6
Non-Core	0.5	13.9	9.2	23.6

	127.4	738.4	16.4	882.2

For the notes to this table refer to page 109.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	38.2	-	38.2	-	-
- collateral	-	25.1	-	25.1	-	-
- other	-	0.6	0.4	1.0	40	(20)

	-	63.9	0.4	64.3	40	(20)

Loans and advances to customers
- reverse repos	-	41.1	-	41.1	-	-
- collateral	-	14.4	-	14.4	-	-
- other	-	6.2	0.4	6.6	30	(40)

	-	61.7	0.4	62.1	30	(40)

Debt securities
- UK government	13.5	-	-	13.5	-	-
- US government	31.0	7.0	-	38.0	-	-
- other government	62.3	13.6	-	75.9	-	-
- corporate	-	6.5	1.2	7.7	210	(170)
- other financial institutions	3.5	64.8	7.0	75.3	540	(180)

	110.3	91.9	8.2	210.4	750	(350)

Equity shares	18.4	2.8	1.0	22.2	160	(160)

Derivatives
- foreign exchange	-	83.2	0.1	83.3	-	-
- interest rate	1.7	308.3	1.7	311.7	150	(140)
- equities and commodities	0.1	4.9	0.2	5.2	-	-
- credit - APS (2)	-	-	0.6	0.6	860	(940)
- credit - other	-	23.2	3.1	26.3	320	(170)

	1.8	419.6	5.7	427.1	1,330	(1,250)

	130.5	639.9	15.7	786.1	2,310	(1,820)

Proportion	16.6%	81.4%	2.0%	100%

Of which
Core	129.4	617.6	7.2	754.2
Non-Core	1.1	22.3	8.5	31.9

	130.5	639.9	15.7	786.1

For the notes to this table refer to page 109.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

The following tables detail AFS assets included within total assets on pages 97 and 103.

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	13.4	-	-	13.4	-	-
- US government	18.1	2.7	-	20.8	-	-
- other government	21.6	4.0	-	25.6	-	-
- corporate	-	2.3	0.2	2.5	10	(10)
- other financial institutions	0.2	39.3	5.5	45.0	310	(50)

	53.3	48.3	5.7	107.3	320	(60)
Equity shares	0.3	1.3	0.4	2.0	70	(70)

	53.6	49.6	6.1	109.3	390	(130)

Of which
Core	53.6	46.9	0.6	101.1
Non-Core	-	2.7	5.5	8.2

	53.6	49.6	6.1	109.3

	31 December 2010
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	8.4	-	-	8.4	-	-
- US government	17.8	4.4	-	22.2	-	-
- other government	26.5	6.4	-	32.9	-	-
- corporate	-	1.4	0.1	1.5	20	(20)
- other financial institutions	0.4	41.4	4.3	46.1	280	(40)

	53.1	53.6	4.4	111.1	300	(60)
Equity shares	0.3	1.4	0.3	2.0	60	(60)

	53.4	55.0	4.7	113.1	360	(120)

Of which
Core	52.8	49.2	1.0	103.0
Non-Core	0.6	5.8	3.7	10.1

	53.4	55.0	4.7	113.1

For the notes to this table refer to page 109.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	23.3	-	23.3	-	-
- collateral	-	31.8	-	31.8	-	-
- other	-	2.4	-	2.4	-	-

	-	57.5	-	57.5	-	-

Customer accounts
- repos	-	65.5	-	65.5	-	-
- collateral	-	9.2	-	9.2	-	-
- other	-	10.8	-	10.8	20	(20)

	-	85.5	-	85.5	20	(20)

Debt securities in issue	-	45.0	2.2	47.2	80	(60)

Short positions	34.4	6.3	0.3	41.0	10	(100)

Derivatives
- foreign exchange	-	80.5	0.4	80.9	30	(20)
- interest rate	0.4	405.5	1.1	407.0	80	(90)
- equities and commodities	-	8.9	0.5	9.4	10	(10)
- credit - APS (2)	-	-	0.2	0.2	300	(40)
- credit - other	-	24.9	1.6	26.5	80	(130)

	0.4	519.8	3.8	524.0	500	(290)

Subordinated liabilities	-	0.9	-	0.9	-	-

Total	34.8	715.0	6.3	756.1	610	(470)

Proportion	4.6%	94.6%	0.8%	100.0%

Of which
Core	34.8	708.9	5.7	749.4
Non-Core	-	6.1	0.6	6.7

Total	34.8	715.0	6.3	756.1

For the notes to this table refer to page 109.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	20.6	-	20.6	-	-
- collateral	-	26.6	-	26.6	-	-
- other	-	1.6	-	1.6	-	-

	-	48.8	-	48.8	-	-

Customer accounts
- repos	-	53.0	-	53.0	-	-
- collateral	-	10.4	-	10.4	-	-
- other	-	8.7	0.1	8.8	60	(60)

	-	72.1	0.1	72.2	60	(60)

Debt securities in issue	-	49.0	2.2	51.2	90	(110)

Short positions	35.0	7.3	0.8	43.1	20	(50)

Derivatives
- foreign exchange	0.1	89.3	-	89.4	-	(10)
- interest rate	0.2	298.0	1.0	299.2	70	(90)
- equities and commodities	0.1	9.6	0.4	10.1	10	-
- credit - other	-	25.0	0.3	25.3	40	(40)

	0.4	421.9	1.7	424.0	120	(140)

Subordinated liabilities	-	1.1	-	1.1	-	-

Total	35.4	600.2	4.8	640.4	290	(360)

Proportion	5.5%	93.7%	0.8%	100%

Of which
Core	35.4	586.9	3.8	626.1
Non-Core	-	13.3	1.0	14.3

Total	35.4	600.2	4.8	640.4

Notes:

(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. The level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

(2)	Asset Protection Scheme.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

Key points

•
Total assets carried at fair value increased by £96.1 billion in the year to £882.2 billion at 31 December 2011, principally reflecting increases in derivative assets (£102.5 billion) and reverse repos of (£9.0 billion), partially offset by decreases in debt securities (£7.4 billion), equity shares  (£7.0 billion) and derivative collateral (£2.2 billion).

•
Total liabilities carried at fair value increased by £115.7 billion, with increases in derivative liabilities (£100.0 billion), repos (£15.2 billion) and collateral (£4.0 billion), partially offset by decreases in debt securities in issue (£4.0 billion) and short positions (£2.1 billion).

•
Level 3 assets of £16.4 billion represented 1.9% (2010 - £15.7 billion and 2.0%), an increase of £0.7 billion.  This reflected transfers from level 2 to level 3 of £5.7 billion in the latter part of 2011 in light of liquidity in the market as well as maturity and sale of instruments. These transfers to level 3 principally related to structured credit assets in Non-Core and certain foreign exchange options and credit derivatives in GBM.  £1.9 billion (derivatives £1.4 billion, securities £0.5 billion) was transferred from level 3 to level 2, based on the re-assessment of the impact and nature of unobservable inputs used in valuation models.

•	Level 3 liabilities increased to £6.3 billion in the year from £4.8 billion, mainly in credit derivatives due to market liquidity and resultant transfers from level 2 to level 3.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value excluding APS credit derivatives were £2.0 billion (2010 - £1.7 billion) and £(1.4) billion (2010 - £(1.2) billion) respectively. Favourable and unfavourable sensitivities for APS credit derivatives were £0.3 billion (2010 - £0.9 billion) and £(0.1) billion (2010 - (0.9) billion). The change in APS sensitivities reflected the decrease in overall value of the Scheme.

•	There were no significant transfers between level 1 and level 2.

Notes (continued)

12. Financial instruments (continued)

Movement in level 3 portfolios

	1 January 2011	Gains or losses (1)			Purchases and issues	Sales and settle- ments	FX (2)	31 December 2011	Amounts recorded in the income statement relating to instruments held at 31 December 2011

			Level 3 transfers
			In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	843	(15)	145	-	701	(920)	6	760	(11)
Debt securities	3,784	(177)	164	(380)	1,014	(2,175)	13	2,243	(61)
Equity shares	716	(46)	143	(33)	56	(258)	(5)	573	(43)
Derivatives	5,737	(511)	3,042	(1,441)	684	(834)	55	6,732	(522)

	11,080	(749)	3,494	(1,854)	2,455	(4,187)	69	10,308	(637)

AFS:
Debt securities	4,379	5	2,097	(21)	98	(864)	3	5,697	2
Equity shares	279	61	82	-	7	(30)	(4)	395	(4)

	4,658	66	2,179	(21)	105	(894)	(1)	6,092	(2)

Total	15,738	(683)	5,673	(1,875)	2,560	(5,081)	68	16,400	(639)

Liabilities
Deposits	84	(35)	-	(24)	-	(4)	1	22	(25)
Debt securities in issue	2,203	(201)	948	(520)	688	(886)	(33)	2,199	(50)
Short positions	776	(71)	58	(3)	34	(506)	3	291	(207)
Derivatives	1,740	279	1,822	(240)	538	(366)	38	3,811	325
Other	1	-	-	(1)	-	-	-	-	-

Total	4,804	(28)	2,828	(788)	1,260	(1,762)	9	6,323	43

Net losses		(655)							(682)

Notes:

(1)	Net (losses)/gains recognised in the income statement and statement of comprehensive income during the year were £(717) million and £62 million respectively.
(2)	Foreign exchange movements.

Notes (continued)

13. Available-for-sale financial assets
The 2011 full year movement in available-for-sale financial assets reflects net unrealised gains on securities of £2,339 million, primarily as yields tightened on high quality sovereign bonds. This was partially offset by the transfer to profit or loss of realised gains primarily from routine portfolio management in Group Treasury of £545 million, along with disposals across several divisions.  Impairment of Greek government debt led to the recycling of unrealised losses to the income statement.

The Q4 2011 movement mainly reflects net realised gains of £155 million. Unrealised gains in Q3 2011 principally related to gains in UK government bonds, reflecting flight to quality.

The 2011 full year and Q4 2011 tax charge include a £664 million write-off of deferred tax assets in The Netherlands.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(2,037)	(1,755)	(292)	(1,026)	(1,242)
Unrealised losses on Greek sovereign debt	(570)	(437)	(224)	(202)	(7)
Impairment of Greek sovereign debt	1,268	-	224	202	-
Other unrealised net gains/(losses)	2,339	616	45	1,207	(1,141)
Realised net (gains)/losses	(782)	(519)	(155)	(214)	16
Tax	(1,175)	74	(555)	(259)	337
Recycled to profit or loss on disposal of businesses (1)	-	(16)	-	-	-

At end of period	(957)	(2,037)	(957)	(292)	(2,037)

Note:

(1)	Net of tax - £5 million credit.

In Q2 2011, as a result of the deterioration in Greece's fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £142 million and £224 million were recorded in Q3 2011 and Q4 2011 respectively, along with £60 of million related interest rate hedge adjustments in Q3 2011.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group's sovereign exposures to these countries were not considered impaired at 31 December 2011.

Notes (continued)

14. Contingent liabilities and commitments

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	23,702	1,330	25,032	24,518	1,417	25,935	28,859	2,242	31,101
Other contingent liabilities	10,667	245	10,912	10,916	215	11,131	11,833	421	12,254

	34,369	1,575	35,944	35,434	1,632	37,066	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	227,419	12,544	239,963	230,369	14,258	244,627	245,425	21,397	266,822
Other commitments	301	2,611	2,912	1,163	2,228	3,391	1,560	2,594	4,154

	227,720	15,155	242,875	231,532	16,486	248,018	246,985	23,991	270,976

Total contingent liabilities and commitments	262,089	16,730	278,819	266,966	18,118	285,084	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

15. Litigation
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.  Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim.  The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Notes (continued)

15. Litigation (continued)
Other than as set out in these sections entitled "Litigation" and "Investigations, reviews and proceedings", no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBS is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBS and/or the Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Group.  However, in the event that any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the "Preferred Shares litigation") and holders of American Depositary Receipts (the "ADR claims").

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the "Securities Act"). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (the SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR Claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed.  On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act.  The defendants moved to dismiss the complaint in January 2012 and briefing is ongoing.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Notes (continued)

15. Litigation (continued)

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased.  As a result, the Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

To date, Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$83 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions.  Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit pending in the federal court in Connecticut relates to approximately US$32 billion of AAA rated MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuitsagainst Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.;  New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.;  In re IndyMac Mortgage-Backed Securities Litigation;  Genesee County Employees' Retirement System et al.  v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

Notes (continued)

15. Litigation (continued)
In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoingcreditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011.  The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
In the US, Citizens Financial Group, Inc ("Citizens") in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens' customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Investigations, reviews and proceedings
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

The Group is cooperating fully with the investigations and proceedings described below.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in 2012.  The Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited. This could be delivered in spring or summer 2012, although it may take longer.

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group's business in this sector.

Notes (continued)

16. Investigations, reviews and proceedings (continued)

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), in February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report in January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. In October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, in October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. In March 2011, the CC made a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies come into force in two parts. A number came into force in October 2011, and the remainder come into force in April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and in March 2010. The FSA published its final policy statement in August 2010.  The new rules imposed significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS.   In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then recorded an additional provision of £850 million in respect of PPI.  During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCAs) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB). The OFT has indicated its intention to conduct a more comprehensive review of the market in 2012.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards wherecross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the Group.

Private motor insurance
On 14 December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT aims to complete its market study by spring 2012. At this stage, it is not possible to estimate with any certainty the effect the market study and any related developments may have on the Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the "Final Report"). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
On 19 December 2011 the UK Government published a response to the Final Report (the "Response"), reaffirming its intention to accept the majority of the ICB's recommendations. The Government agreed that "vital banking services - in particular the taking of retail deposits - should only be provided by 'ring-fenced banks', and that these banks should be prohibited from undertaking certain investment bankingactivities." It also broadly accepted the ICB's recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

With regard to the competition aspects, the Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority's remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented it is impossible to estimate the potential impact of these measures with any level of precision.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million in 2010 and agreed to comply with the terms of the DPA and to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. On 20 December 2011, the DoJ filed a motion with the US District Court to dismiss the criminal information underlying the DPA, stating that RBS N.V. had met the terms and obligations of the DPA.  The US District Court granted the DoJ's motion on the same day, and this matter is now fully resolved.

Notes (continued)

16. Investigations, reviews and proceedings (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products.  In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former Group employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. On 28 November 2011, an Assurance of Discontinuance between RBS Financial Products Inc. and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General's investigation as to RBS.  The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totalling approximately US$52 million.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business.  The investigation is ongoing and the Group continues to provide requested information.

Notes (continued)

16. Investigations, reviews and proceedings (continued)

In September 2010, RBS subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

US mortgages - Loan Repurchase Matters
The Group's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Since January 2009, GBM N.A. has received approximately US$75 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A.. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Citizens has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Since January 2009, Citizens has received approximately US$41.2 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and, to date, Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or Citizens may be, and cannot give any assurance that the historical experience will continue in the future. It is possible that the volume of repurchase demands will increase in the future.  Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

LIBOR
The Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, the Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBS and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order ("the Order") setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBS and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. On 12 December 2011, the FSA published its report 'The Failure of the Royal Bank of Scotland', on which the Group engaged constructively with the FSA.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund ("EVRF") to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011 the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million.  The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product.  This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008.  For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 18 January 2012, the FSA published its Final Notice having reached a settlement with UK Insurance Limited for breaches of Principle 2 by Direct Line and Churchill (the "Firms"), under which UK Insurance Limited agreed to pay a fine of £2.17 million.  The Firms were found to have acted without due skill, care and diligence in the way that they responded to the FSA's request to provide it with a sample of their closed complaint files.  The Firms' breaches of Principle 2 did not result in any customer detriment.

During March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.

Notes (continued)

17. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed on 17 October 2011. A large part of the remainder of Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
RBS and RBS plc's long-term and short-term ratings remained unchanged in the quarter, however in several of the Group's credit ratings have been updated during the quarter. During October 2011, both Moody's and Fitch have taken rating action on RBS and certain subsidiaries. On 7 October 2011, Moody's Investor Services downgraded the long term ratings of RBS, RBS plc and National Westminster Bank Plc (NatWest), following the conclusion of its review into the systemic support assumptions from the UK government for 14 UK financial institutions. As a result of this review, 12 UK entities, including RBS, were downgraded. RBS was downgraded to A3 from A1 (long-term) and to P-2 from P-1 (short term), RBS plc and NatWest were downgraded to A2 from Aa3 (long-term); their P-1 short-term ratings were affirmed. These ratings will all have a negative outlook assigned due to Moody's opinion that the likelihood of government support will likely weaken further in the future, however, Moody's affirmed RBS's underlying Baa2 rating, noting that these downgrades did not reflect a worsening in the credit quality of UK financial institutions.

On 11 October 2011, following the reduction of support factored into the ratings of RBS, Moody's downgraded the ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd to Baa1 from A2 (long term) and to P-2 from P-1 (short term); Moody's also placed these ratings on negative outlook to be in line with the outlook of RBS plc. In addition, Moody's has placed the ratings of RBS N.V. on negative outlook, to match those of RBS plc.

On 13 October 2011, Fitch Ratings downgraded RBS and certain subsidiaries, having lowered its 'Support Rating Floors' for large UK banks. The ratings of RBS, RBS plc, NatWest, RBS International and RBS N.V. were reduced to A from AA- (long-term) and to F1 from F1+ (short term). The ratings of Citizens Financial Group, Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded to A- from A+ (long term). The short term rating of Citizens Financial Group was affirmed at F1 following the downgrade of RBS plc, while the rating of Ulster Bank Ltd and Ulster Bank Ireland Limited was downgraded to F1 from F1+. Fitch assigned all of these ratings a stable outlook. The standalone ratings of RBS Group and RBS plc were unchanged by this action and were upgraded from C/D to C on 29 June 2011, corresponding to a bbb viability rating.

Notes (continued)

17. Other developments (continued)
On 29 November 2011, S&P announced the results of the reviews into a group of 37 of the largest global financial institutions, including all major UK banks. This review has resulted in a one notch downgrade of the long-term ratings of RBS plc and NatWest plc to A from A+, the short term rating of A-1 was affirmed.  RBS was also downgraded one notch bringing the long-term rating to A- from A and the short term to A-2 from A-1.  Standard & Poor's assigned all these ratings a stable outlook.

As a result of the 29 November rating action, S&P also lowered the ratings of RBS Securities Inc and RBS N.V. to A from A+ (long-term) and affirmed the A-1 short-term rating.  Finally, S&P upgraded the long and short term ratings of RBS Citizens NA and Citizens Bank of Pennsylvania to A from A- (long-term) and to A-1 from A-2 (short-term). Standard & Poor's assign all these ratings a stable outlook.

Further to its announcements on 11 and 7 of October 2011, on 15 February 2012 Moody's placed the ratings of RBS and certain subsidiaries on review for possible downgrade, along with 114 other European banks and 17 firms with capital markets activities.  Moody's have placed Bank Standalone Financial Strength Rating (BFSR) of RBS plc on review for possible downgrade and this has driven a review for downgrade of the long-term ratings of RBS, RBS plc, NatWest plc, RBS N.V., Ulster Bank Ireland Ltd and Ulster Bank Ltd; along with the short-term ratings of RBS plc, NatWest plc and RBS N.V.  The short-term ratings of RBS, Ulster Bank Ireland Ltd and Ulster Bank Ltd were affirmed.  Moody's cite three reasons for this review across all of the affected firms; the adverse and prolonged impact of the euro area crisis; the deteriorating creditworthiness of euro-area sovereigns; and the substantial challenges faced by banks and securities firms with significant capital market activities.

18. Date of approval
This announcement was approved by the Board of directors on 22 February 2012.

19. Post balance sheet events
There have been no significant events between 31 December 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary